UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

Startek, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

85569C107

(CUSIP Number)

CSP Alpha Holdings Parent Pte Ltd

160 Robinson Road, #10-01, SBF Center

Singapore, 068914

Attn: Sanjay Chakrabarty

Mukesh Sharda

(65) 6202-4734

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 18, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 85569C107	13D	Page 1 of 5 pages

Explanatory Note

This Amendment No. 7 (the “Amendment No. 7”) to Schedule 13D amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission on March 23, 2018 (as amended to date, the “Schedule 13D”), by: (a) CSP Alpha Holdings Parent Pte Ltd; (b) CSP Alpha Investment LP; (c) CSP Alpha GP Limited; (d) CSP Victory Limited; and (e) CSP Management Limited (collectively, the “Reporting Persons,” and each a “Reporting Person”), relating to the common stock, $0.01 par value. (the “Common Stock”), of Startek, Inc., a Delaware corporation (the “Issuer”).

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

The Proposed Transaction

On July 18, 2023, CSP EAF II GP Limited, as general partner of CSP Fund II LP (“CSP EAF”), an entity affiliated with the Reporting Persons, submitted an offer letter (the “Proposal”) to the Issuer’s board of directors (the “Board of Directors”) to acquire all of the outstanding shares of Common Stock of the Issuer not already beneficially owned by the Reporting Persons at a price per share of $3.80 in cash (the “Proposed Transaction”).

CSP EAF intends to finance the Proposed Transaction with fully committed equity capital, which will be provided by one or more investment funds affiliated with CSP EAF (such affiliated investment funds, together with CSP EAF, “CSP II”). The Proposed Transaction would result in a de-listing and de-registration of the Common Stock.

Jointly, the Reporting Persons and CSP II may, at the same time or subsequently, also explore other strategic alternatives, including but not limited to: different kinds of corporate transactions involving the Issuer and its securities, such as sales or acquisitions of shares, assets or businesses by the Issuer, including sales to or acquisitions from affiliates of the Reporting Persons; engaging with third parties to pursue other strategic transactions, including, but not limited to, a transaction that leads to a de-listing and de-registration of the Common Stock or other business combination transactions such as a merger, reorganization, or other material transaction. The Reporting Persons and CSP II can provide no assurances that they will successfully consummate the Proposed Transaction or any other strategic alternative.

Individuals affiliated with the Reporting Persons and CSP II, including the Reporting Persons’ designees to the Board of Directors, intend to: engage in communications, discussions and negotiations with stockholders of the Issuer, members of management, members of the Board of Directors, and the legal, financial, accounting and other advisors to management and the Board of Directors regarding the Proposed Transaction and various alternative transaction that may from time to time be under consideration by the Reporting Persons. To facilitate their consideration of such matters, the Reporting Persons and CSP II have recently, or intend to, retain consultants and advisors and enter into discussions with potential sources of capital and other third parties. The Reporting Persons and CSP II may exchange information with any such persons pursuant to appropriate confidentiality or similar obligations or agreements.

CUSIP No. 85569C107	13D	Page 2 of 5 pages

The foregoing description of the Proposal does not purport to be complete and is qualified in its entirety by reference to the full text of the Proposal, a copy of which is attached as an exhibit to this Schedule 13D and incorporated herein by reference.

General

The Reporting Persons intend to review their investments in the Issuer on a continuing basis. Any actions the Reporting Persons undertake will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s management, business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

The Reporting Persons, at any time and from time to time may acquire additional securities of the Issuer or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions.

Other than as described above, none of the Reporting Persons currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

Item 7.	Materials to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and restated as follows:

Exhibit Number	Description

1.	Joint Filing Agreement by and among the Reporting Persons (incorporated herein by reference to Exhibit 99.2 filed with the Schedule 13D on September 19, 2022).

2.	Stockholders Agreement, dated as of July 20, 2018, by and between Startek, Inc. and CSP Alpha Holdings Parent Pte Ltd (incorporated herein by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by Startek, Inc. with the SEC on July 20, 2018).

3.	Registration Rights Agreement by and between Startek, Inc. and CSP Alpha Holdings Parent Pte Ltd. and the other Purchasers (as defined therein), dated as of May 17, 2019 (incorporated herein by reference to Exhibit 10.2 to the Form 8-K filed by Startek, Inc. with the SEC on May 20, 2019)

4.	Registration Rights Agreement by and between Startek, Inc. and CSP Alpha Holdings Parent Pte Ltd. and the other Purchasers (as defined therein), dated as of May 17, 2019 (incorporated herein by reference to Exhibit 10.2 to the Form 8-K filed by Startek, Inc. with the SEC on May 20, 2019)

5.	Offer Letter, dated July 18, 2023, from CSP Management Limited to the Board of Directors of Startek, Inc.

CUSIP No. 85569C107	13D	Page 4 of 5 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 18, 2023

CSP ALPHA HOLDINGS PARENT PTE LTD

By:	/s/ Sanjay Chakrabarty
Name:	Sanjay Chakrabarty
Title:	Director

By:	/s/ Mukesh Sharda
Name:	Mukesh Sharda
Title:	Director

CSP ALPHA INVESTMENT LP

By:	/s/ Sanjay Chakrabarty
Name:	Sanjay Chakrabarty
Title:	Director

By:	/s/ Mukesh Sharda
Name:	Mukesh Sharda
Title:	Director

CSP ALPHA GP LIMITED

By:	/s/ Sanjay Chakrabarty
Name:	Sanjay Chakrabarty
Title:	Director

By:	/s/ Mukesh Sharda
Name:	Mukesh Sharda
Title:	Director

CUSIP No. 85569C107	13D	Page 5 of 5 pages

CSP VICTORY LIMITED

By:	/s/ Sanjay Chakrabarty
Name:	Sanjay Chakrabarty
Title:	Director

By:	/s/ Mukesh Sharda
Name:	Mukesh Sharda
Title:	Director

CSP MANAGEMENT LIMITED

By:	/s/ Sanjay Chakrabarty
Name:	Sanjay Chakrabarty
Title:	Director

By:	/s/ Mukesh Sharda
Name:	Mukesh Sharda
Title:	Director